SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

J.C. Penney Company, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

708160106

(CUSIP Number)

Joseph Macnow
Executive Vice President - Finance and
Administration and Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019
(212) 894-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Daniel S. Sternberg
Neil Whoriskey
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

September 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed by Vornado Realty Trust, a Maryland real estate investment trust (“Vornado”), Vornado Realty L.P., a Delaware limited partnership (“VNO Realty”), VNO Fashion LLC, a Delaware limited liability company (“VNO Fashion”) and VSPS I L.L.C., a Delaware limited liability company (“VSPS” and, together with Vornado, VNO Realty and VNO Fashion, the “Reporting Persons”), with the Securities and Exchange Commission on October 8, 2010 (the “Schedule 13D”) and amended on November 10, 2010, January 25, 2011, February 9, 2011 and February 25, 2011, relating to the common stock, par value $.50 per share (the “Common Stock”), of J.C. Penney Company, Inc., a Delaware corporation (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 16, 2011, Vornado and the Issuer entered into a stockholders agreement, dated September 16, 2011 (the “Second Stockholders Agreement”), which is described in Item 6 hereof.  The Second Stockholders Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.  Pursuant to the Second Stockholders Agreement, the Stockholders Agreement was terminated.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 16, 2011, Vornado and the Issuer entered into the Second Stockholders Agreement.  The Second Stockholders Agreement provides for the termination of the Stockholders Agreement and for the Reporting Persons to increase their beneficial ownership of Common Stock and/or increase their economic exposure to the Common Stock through synthetic positions up to 15.4% of the shares of Common Stock.  The Second Stockholders Agreement permits Vornado to designate one member of the board of directors of the Issuer, which member is currently Steven Roth, Vornado’s Chairman.  The Second Stockholders Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 5  Second Stockholders Agreement

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2011

VORNADO REALTY TRUST
By:	/s/ JOSEPH MACNOW
	Name:	Joseph Macnow
	Title:	Executive Vice President - Finance and Administration, Chief Financial Officer

VORNADO REALTY L.P.
By:	Vornado Realty Trust, its general partner

	By:	/s/ JOSEPH MACNOW
Name: Joseph Macnow
Title: Executive Vice President - Finance and Administration, Chief Financial Officer

VNO FASHION LLC
By:	Vornado Realty L.P., Its sole member

	By:	/s/ JOSEPH MACNOW
Name: Joseph Macnow
Title: Executive Vice President - Finance and Administration, Chief Financial Officer

VSPS I L.L.C.
By:	Vornado Realty L.P., Its sole member
	By:	Vornado Realty Trust, its general partner

By: /s/ JOSEPH MACNOW
Name: Joseph Macnow
Title: Executive Vice President - Finance and Administration, Chief Financial Officer